May 19, 2025

Patrick NJ Schnegelsberg
Chief Executive Officer
Picard Medical, Inc.
1992 E Silverlake
Tucson AZ, 85713

       Re: Picard Medical, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed May 9, 2025
           File No. 333-286295
Dear Patrick NJ Schnegelsberg:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 5, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed May 9, 2025
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11

1. We see from your revised disclosure in response to our prior comment 1 that the hospital is your customer as it relates to the Syncardia TAH system (TAH kit) and
       C2 driver, Cart and Caddy (C2 driver). We also note that the customer cannot benefit from the TAH kit without the C2 driver. Finally, we note that the C2 driver is not rented but is provided free of charge to the hospital and that C2 driver maintenance costs, as well as labor costs of the C2 driver technicians, are included in the product cost of revenues. We have the following additional comments:
           Fully explain your C2 driver maintenance obligation and address why it is not a distinct performance obligation under ASC 606. In this regard, tell us how you
 May 19, 2025
Page 2

           considered the guidance in ASC 606-10-25-14 through 25-22 and paragraphs BC
           88 and 89 of ASU 2014-09. If the Company   s determination under ASC
606-10-
           25-14 through 25-22 is that it has separate performance obligations related to the delivery of the TAH Kit and the maintenance of the C2 driver, explain, as previously requested, how the Company allocated the transaction price to each performance obligation consistent with ASC 606-10-32-28 through 32-35 and how the Company considered the revenue recognition guidance for each identified performance obligation consistent with ASC 606-10-25-23 through 25-
           30.
             With reference to ASC 606-10-15-2 and 15-4 and your accounting for the C2 driver, tell us what consideration you gave to whether your contract(s) contain a lease. Refer to ASC 842-10-15-2 through 15-15. If so, specifically address the guidance in ASC 842-10-15-28, 15-30 and 15-38.
             Expand your revenue recognition policies as necessary to address the above bullets.

       Please contact Julie Sherman at 202-551-3640 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-
2545 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Michael J. Blankenship, Esq.